SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUERPURSUANT
TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

LANOPTICS LTD.
(Translation of registrant’s name into English)

1 Hatamar Street
P.O.B. 527
Yokneam 20692
ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Contents

Attached hereto and incorporated by reference is the press release of the registrant dated May 5, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANOPTICS LTD.

By:	/s/ Dror Israel

Name:	Dror Israel
Title:	CFO and Corporate Secretary

      Dated:  May 7, 2003

Exhibit Index

Exhibit Number	Description

99	Press Release of LanOptics Ltd. dated May 5, 2003.